1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD SUBSIDIARY SEEKS CREDITOR PROTECTION PENDING LOAN NEGOTIATIONS

September 18, 2012, Johannesburg, SA - Great Basin Gold Ltd. (“Great Basin Gold”), (TSX: GBG; NYSE MKT: GBG; JSE: GBG) announces that its principal South African subsidiary, Southgold Exploration (Pty) Ltd. (“Southgold”) owner of the Burnstone mine, has filed for protection under the South African business rescue (“BR”) procedures. Great Basin Gold itself expects to seek creditor protection this week. The insolvency filings are intended to allow Southgold and the Company a period of time to seek buyers and partners for Great Basin Gold’s two gold mining projects and/or corporate level financiers in an effort to return to solvency. The BR proceeding constitutes a default under the Company’s unsecured convertible debentures (TSX:GBG.DB) which have a principal amount of $126 million. Trading in Great Basin Gold’s shares and debentures will remain suspended and the NYSE MKT, TSX and JSE are expected to initiate delisting procedures for these securities.

Great Basin Gold is currently endeavoring to negotiate a debtor-in-possession working capital loan with certain lenders which if successfully concluded and if approved by any necessary Court approvals, would provide Great Basin Gold with liquidity to pursue an orderly shutdown of Burnstone while it seeks a restructuring and/or sale of its assets. As of the time of this news release there can be no certainty the negotiations will succeed.

Lou van Vuuren, interim CEO, commented, “The BR creditor protection filing was necessary to provide the Company with some additional time to see results from its strategic restructuring process. Assuming our DIP loan negotiations are successful, those funds will be used firstly to ensure the orderly suspension of operations at Burnstone and to provide some additional funds for Hollister.”

Lou van Vuuren
CEO (interim)

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Michael Curlook, Head of Investor Services at 1-888-633-9332.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s liquidity challenges and need for near term financing uncertainties related to project realization values
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

There is currently no certainty that Southgold Exploration (Pty) Ltd will successfully emerge from business rescue proceedings and thereby prevent liquidation.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.